ACME ELECTRIC CORPORATION
INTERIM REPORT 1
NOVEMBER 3, 1995


To Our Shareholders:


First quarter sales were $25,931,000 for the third consecutive quarter of record breaking performance. After a disappointing loss in the fourth quarter of 1995, earnings rebounded to $333,000, or 7 cents per share.

Over the past twelve months, our business has grown 24%, while maintaining engineering, sales and administrative costs at the same expenditure level. Unfortunately, significant material cost increases have reduced our gross margins. We have begun passing through these increases, but expect full recovery to take a couple of years.

Our Aerospace Division has completed its consolidation initiative, and we are once again shipping products on time to our customers. The Division is now focused on gaining process efficiencies and reducing costs.

This past quarter, our Electronics Division signed an agreement with Stratus Computer Inc. to design and manufacture custom electronic power supplies. This agreement is expected to generate more than a million dollars per year of new business.

Sales of uninterruptible power supplies (UPS) sold through AT&T are growing steadily. We have received assurances from AT&T that this collaborative initiative will continue to be an important piece of their overall marketing strategy, and the splitting of their business will result in an even more focused effort.

Our Power Distribution Products Division is beginning to have some success with their Latin American market development initiative. Stocking orders were recently received from distributors in three Latin American countries, and there seems to be strong interest in our products throughout the region.

Implementation of advanced manufacturing techniques will begin this coming quarter and progress over the next two years. A great deal of effort has gone into the planning and preparation of this significant change to how we manufacture products. Improved quality, faster throughput times, and reduced inventories will be the benefits from this effort.

In summary, our recovery is continuing, our businesses are growing, and major steps are being taken to redesign manufacturing processes for greater efficiency and effectiveness.





Robert J. McKenna
Chairman and CEO


November 3, 1995

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ACME ELECTRIC CORPORATION
East Aurora, New York

The following tables set forth certain unaudited financial information for the thirteen-week periods ended September 29, 1995, and September 30, 1994 (in thousands, except for per share data):

                                                  CONSOLIDATED BALANCE SHEET

                                     SEPT. 29, 1995      SEPT. 30, 1994      JUNE 30, 1995
                                     --------------      --------------      -------------
Current Assets..................        $41,537             $33,800             $39,437
Fixed Assets and Other Net......         16,016              17,081              16,741
                                         ------              ------              ------
  Total.........................        $57,553             $50,881             $56,178
                                         ======              ======              ======

Current Liabilities.............        $12,719             $10,673             $14,447
Long-Term Debt..................         28,646              24,824              25,882
Shareholders' Equity............         16,188              15,384              15,849
                                         ------              ------
  Total.........................        $57,553             $50,881             $56,178
                                         ======              ======              ======
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                     CONSOLIDATED INCOME STATEMENT

                                        13 WEEKS            13 WEEKS          FISCAL YEAR
                                         ENDED               ENDED               ENDED
                                     SEPT. 29, 1995      SEPT. 30, 1994      JUNE 30, 1995
                                     --------------      --------------      -------------

Net Sales.......................        $25,931             $20,934             $91,127
Net Income .....................            333                 753                 992
Earnings per share..............           $.07                $.15                $.20
Weighted Number of Shares
  Outstanding Used to Compute
  Income Per Common Share             4,961,196           4,881,611           4,924,887

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